

12014344

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C   20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67392

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01-Jan-11_____ AND ENDING _____31-Dec-11_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dente & Bomba, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

132 Grymes Hill Road
_____
(No. and Street)

Staten Island	**NY**	**10301**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Dente   **917-509-6896**
_____
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
_____
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Joe Dente** , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Dente & Bomba, LLC , as of
December 31, 2011 , are true and correct, I further swear (or affirm)
that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified
solely as that of a customer, except as follows:

Sworn to and subscribed before me
this 29 day of February 2012

Melinda S. Lang
Notary Public, New Jersey

Notary Public

MELINDA S. LANG
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 4/12/2014

Signature

Pres

Title

This report ** contains (check applicable boxes):

X	(a) Facing Page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
X	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
X	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
	(k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l) An Oath or Affirmation
X	(m) A copy of the SIPC Supplemental Report.
X	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

Independent Auditor's Report

The Members,
Dente & Bomba, LLC

We have audited the accompanying balance sheet of Dente & Bomba, LLC as of December 31, 2011 and the related statement of operations and changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dente & Bomba, LLC as of December 31, 2011 and the related statement of operations and changes in members' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Monmouth Beach, New Jersey
February 20, 2012

Dente & Bomba, LLC
Affirmation of the Managing Member

To the best of the knowledge and belief of the undersigned, the information contained in the Annual Report of Dente & Bomba, LLC for the year ended December 31, 2011 is accurate and complete. The annual financial statements and operational reports filed with the Securities and Exchange Commission for the year ended December 31, 2011 have been made available to all members and allied members of Dente & Bomba, LLC.

_____

Joseph Dente, Managing Member

Dente & Bomba, LLC
Balance Sheet
As of December 31, 2011

ASSETS

Current assets:	
Cash	$7,009
Receivables from brokers & dealers	71,964
Prepaid expenses	1,438
Total Current Assets	$80,411
Total Assets	$80,411

LIABILITIES & MEMBERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$57,851
Total Current Liabilities	$57,851
Members' Equity	22,560
Total Liabilities & Members' Equity	$80,411

Please see the notes to the financial statements.

Dente & Bomba, LLC
Statement of Operations
For the Year Ended December 31, 2011

Commission revenues	$444,331
Commission expense and floor fees	(202,010)
Gross margin	$242,321
General and administrative expenses:	
Salary expense	$108,901
Insurance expense	62,417
Telephone expense	40,803
Travel expense	25,726
General administration	65,475
Total general and administrative expenses	303,322
Net loss before income tax provision	($61,001)
Provision for income taxes	0
Net loss	($61,001)

Please see the notes to the financial statements.

4

Dente & Bomba, LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Operating activities:	
Net loss	($61,001)
Changes in other operating assets and liabilities:	
Receivables from brokers & dealers	67,917
Prepaid expenses	1,819
Accounts payable & accrued expenses	(18,574)
Net cash used by operations	($9,839)
Net decrease in cash during the fiscal year	($9,839)
Cash at December 31, 2010	16,848
Cash at December 31, 2011	$7,009
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

5

Dente & Bomba, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2011

	Members' Equity
Balance at December 31, 2010	$83,561
Net loss	(61,001)
Balance at December 31, 2011	$22,560

Please see the notes to the financial statements.

Dente & Bomba, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2011

1. Organization

Dente & Bomba, LLC (the Company) is a privately held limited liability company formed in New York in December 2006 for the purpose of conducting business as a securities broker dealer (BD). The Company is a member of the New York Stock Exchange. As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company executes brokerage transactions for institutional and individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission income- Commission revenues and related fees are recorded on a settlement date basis and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as a Partnership under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual members and therefore, no provision for federal income taxes has been included in these consolidated financial statements.

3. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of the greater of 6-2/3% of aggregate indebtedness or $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Members' equity	$22,560
DEBITS:	
Non-allowable assets:	
Prepaid expenses	(1,438)
NET CAPITAL	$21,122
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$21,122
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$16,122
AGGREGATE INDEBTEDNESS:	$57,851
AGGREGATE INDEBTEDNESS TO NET CAPITAL	273.89%
Excess net capital previously reported	$16,121
Rounding	1
Excess net capital per audited report	$16,122

Note: There are no material differences between the above computation and the corresponding computation submitted previously by the Company on Form X-17A-5

4. Fair Value of Financial Instruments

Cash and cash equivalents, deposit with clearing broker, prepaid expenses, loans payable to member, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2011.

5. Off-Balance Sheet Risk

The Company executes various stock transactions for the benefit of its clients in the United States. In the event that a counter party to a transaction is in default of an obligation to the Company or market changes adverse to the Company's position, may expose the Company to risk in excess of the liabilities reported in the balance sheet.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis.

6. Subsequent Events

In January 2012, the Company notified FINRA that it would cease doing business as a BD.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

The Members
Dente & Bomba, LLC

In planning and performing our audit of the financial statements of Dente & Bomba, LLC
for the year ended December 31, 2011, we considered its internal control structure,
including procedures for safeguarding customer and firm assets, in order to determine our
auditing procedures for the purpose of expressing our opinion on the financial statements
and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a
study of the practices and procedures (including tests of compliance with such practices
and procedures) followed by the Company that we considered relevant to the objectives
stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness
and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance
with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt
of securities and cash until promptly remitted to the Company's clearing brokers. We
did not review the practices and procedures followed by the Company in making the
quarterly securities examinations, counts, verifications and comparisons, and the
recordation of differences required by Rule 17a-13 or complying with the requirements
for prompt payment for securities under section 8 of Federal Reserve Regulation T of the
Board of Governors of the Federal Reserve System, because the Company does not carry
security accounts for customers or perform custodial functions relating to customer
securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i)
provision, and therefore, no computation for determination of reserve requirements was
necessary.

The management of the Corporation is responsible for establishing and maintaining an
internal control structure and the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of internal control structure
policies and procedures and of the practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can be expected to
achieve the Commission's above mentioned objectives. Two of the objectives of an
internal control structure and the practices and procedures are to provide management
with reasonable, but not absolute, assurance that the assets for which the Corporation has
responsibility are safeguarded against loss from unauthorized use or disposition and that
transactions are executed in accordance with management's authorization and recorded
properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2011 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2011, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the assessments and payments to the Security Investor Protection Corporation (SIPC) for the year ended December 31, 2011 in order to assist you and interested third parties in evaluating the Company's compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company is responsible for compliance with these requirements. These agreed-upon procedures were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report

has been requested of for any other purpose. The procedures performed and our findings are as follows.

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences.

2. We compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 and noted no differences.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and other working papers and noted no differences.

4. We proved the arithmetic accuracy of the calculations reflected in Form SIPC-7T and the related schedules supporting the adjustments and noted no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed and noted no differences.

With regard to the SIPC fee assessment testing, we were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Monmouth Beach, N.J.
February 20, 2012